UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

VOYAGER OIL & GAS, INC. (f/k/a ante4, Inc.)
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
92911K 10 0
(CUSIP Number)
Lyle Berman
130 Cheshire Lane
Minnetonka, MN 55305
(952) 449-7000

With a copy to:

Martin Rosenbaum, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
(612-672-8200)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92911K 10 0

1	NAMES OF REPORTING PERSONS Lyle Berman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		2,369,801 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,369,801 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,801 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	92911K 10 0
Item 1. Security And Issuer
This Schedule 13D relates to the common stock, $.001 par value, of Voyager Oil & Gas, Inc. (f/k/a ante4, Inc.), a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive office is 2812 1st Avenue North, Suite 506, Billings, Montana 59101.
Item 2. Identity And Background
(a)-(c) Lyle Berman, the person filing this Amendment to Schedule 13D (the “Reporting Person”), is a director of the Company. His business address is 130 Cheshire Lane, Minnetonka, MN 55305.
(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3. Source And Amount Of Funds Or Other Consideration
Not applicable.
Item 4. Purpose Of Transaction
The shares of the Company’s Common Stock currently owned by the Reporting Person are held by the Reporting Person solely for investment purposes. The reporting person is a director of the Company. Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.
Except as reported in this Item 4, the Reporting Person has no current plans or proposals with respect to the Company which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest In The Securities Of The Issuer
(a) and (b) The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 2,369,801 shares of Common Stock of the Company, including:
(i)	1,988,574 shares held by the Lyle A. Berman Revocable Trust, 202,516 shares held by Berman Consulting Corp. and 154,711 shares held by Berman Consulting Corp.’s profit sharing plan; and

(ii)	options to purchase 24,000 shares of the Company’s common stock held by the Reporting Person that may be exercised within 60 days.

CUSIP No.	92911K 10 0
The Reporting Person beneficially owns 5.2% of the Company’s Common Stock. Based upon information provided by the Issuer, the Issuer has 45,320,428 shares outstanding as of May 6, 2010.
(c) The following transactions have taken place since the Reporting Person’s last filing:
On April 16, 2010, the Company completed the acquisition of Plains Energy Investments, Inc. and changed its name from ante4, Inc. to Voyager Oil & Gas, Inc. In the merger, a subsidiary of the Company merged with and into Plains Energy. As a result of the merger, the total number of outstanding shares of the Company’s common stock increased significantly. As of May 6, 2010, the Company had 45,320,428 shares outstanding, based on information supplied by the Company. As a result, the Reporting Person’s beneficial ownership as a percentage of the outstanding shares decreased from 11.5% to 5.2%.
(d), (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings With Respect to Securities of the Issuer
The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Item 7. Material To Be Filed As Exhibits
None

CUSIP No.	92911K 10 0
SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 10, 2010

/s/ Lyle Berman
Lyle Berman